Exhibit 99.5

On 1st August, the tax-paying will be realized by Online Tax Declaration

Friday, July 13, 2001, the Dalian Daily

(Cheng Li Journalist: Dong Zhibin) The Municipal State Administration of Taxation declared yesterday that since 1st August in this year, Online Tax Declaration----a new method of tax payment and tax declaration will be spread in the whole city, which will gradually replace the traditional method of tax declaration by hands.

The Online Tax Declaration System, researched and developed by Dalian Beigang Information Industry Development Company Limited was put into trial operation since 15th August in last year in nearly one hundred enterprises which were responsible for the collection and administration in the branches of Municipal State Administration of Taxation and Zhongshan Branch. The system has realized making tax declaration on computers, which means that all the automatic tax transferring, online information transferring, tax declaration and tax payment can be completed on network.

Mrs. Zhang, accountant in Northeast Petrochemical Company Dalian Sales Company which is one of the first ones to adopt Online Tax Declaration said that she didn’t have to go to the floor in Administration of Taxation any more, the only thing she needed to do is to dial the number on the website of tax declaration released by Municipal State Administration of Taxation, to finish the tax declaration relating to relevant items according to the prompt from the system. Since the Online Tax Declaration is connected with banks on network, the tax transferring would be automatically completed by banks after the tax declaration succeeded.

The Online Tax Declaration has also brought convenience for the Municipal State Administration of Taxation and banks, through Online Tax Declaration by enterprises; it will avoid the procedure to transfer the tax data, and the Taxation Bureau will take prompt supervision on the tax paying conditions of enterprises, then the bank can transfer the tax into treasury the next day, which will reduce the time on way of tax.